Exhibit 99.1

ARD Finance S.A.

ARD Finance S.A. Completes Exchange Offer

ARD Finance S.A. (“ARD Finance”), a holding company of the Ardagh Group, today announced the final results of its previously announced offers to exchange (the “Exchange Offers”) up to $770,000,000 aggregate principal amount of its outstanding unregistered 7.125% / 7.875% Senior Secured Toggle Notes due 2023 (the “Old Dollar Notes”) and up to €845,000,000 aggregate principal amount of its outstanding unregistered 6.625% / 7.375% Senior Secured Toggle Notes due 2023 (the “Old Euro Notes” and, together with the Old Dollar Notes, the “Old Notes”), for a like principal amount of its new registered 7.125% / 7.875% Senior Secured Toggle Notes due 2023 (the “New Dollar Notes”) and 6.625% / 7.375% Senior Secured Toggle Notes due 2023 (the “New Euro Notes” and, together with the New Dollar Notes, the “New Notes”) registered under the U.S. Securities Act of 1933, as amended.

The Exchange Offer for the Old Dollar Notes expired at 5:00 p.m. New York City time on May 11, 2017, and the Exchange Offer for the Old Euro Notes expired at 5:00 p.m. London time on May 11, 2017.  As of the respective expiration dates for the Exchange Offers, tenders of $768,778,000 aggregate principal amount of Old Dollar Notes and €829,700,000 aggregate principal amount of Old Euro Notes had been received.  ARD Finance accepted all of the Old Notes tendered in exchange for the New Notes and settlement occurred on May 15, 2017.

This press release does not constitute an offer to exchange or a solicitation of an offer to exchange the New Notes or any other securities, and will not constitute an offer, solicitation or sale in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

May 15, 2017

Contacts

Investors:
Email: john.sheehan@ardholdings-sa.com

Media:
Pat Walsh, Murray Consultants
Tel.: +1 646 776 5918 / +353 87 2269345
Email: pwalsh@murrayconsult.ie